BC-Hurricane-Hydrocarbon

     News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:

     Issuance of a US$125 Million Seven Year Eurobond

     CALGARY, Feb. 3 /CNW/ — Hurricane Hydrocarbons Ltd. (“Hurricane”) announces today that it has issued a US$125 million 9.625% Eurobond due February 12, 2010. The transaction was issued through Hurricane’s financing subsidiary in the Netherlands, Hurricane Finance B.V., and is unconditionally guaranteed by the parent holding company, Hurricane Hydrocarbons Ltd., and the two principal operating subsidiaries Hurricane Kumkol Munai OJSC and Hurricane Oil Products OJSC.

     J.P. Morgan acted as sole lead-manager and bookrunner for the transaction. The issue, which is rated B1/B+ by Moody’s and Standard & Poor’s respectively, establishes the longest dated bond transaction from a corporate issuer in the CIS and sets an important new regional benchmark.

     A strongly oversubscribed and well-diversified order book benefited from a comprehensive roadshow in Europe and the U.S. last week and allowed the transaction to be priced at a yield of 9.95%.

     The transaction strategically diversifies Hurricane’s sources of funding and significantly lengthens its maturity profile. The issue proceeds will be used for general corporate purposes.

     The bonds will be listed on the Luxembourg Stock Exchange. The Company will also seek a listing on the Kazakhstan Stock Exchange subsequent to the closing date of February 12, 2003.

     Hurricane’s 12% Senior Notes due 2006, listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange are being redeemed today as detailed in the company’s January 3, 2003 news release.

     J.P. Morgan Chase & Co. is headquartered in New York and serves more than 30 million consumer customers and the world’s most prominent corporate, institutional and government clients.

     Hurricane is an independent, integrated international energy company engaged in the exploration for, production and export of crude oil and the refining and marketing of refined products, in the Republic of Kazakhstan.

     Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. The company’s website can be accessed at www.hurricane-hhl.com.

     The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

VIEW ADDITIONAL COMPANY-SPECIFIC INFORMATION:
http://www.newswire.ca/cgi-bin/inquiry.cgi?OKEY=72532

For further information: Nicholas Gay, Senior Vice President and CFO,
44 (1753) 410-020, Ihor P. Wasylkiw, Vice President Investor Relations, (403) 221-8658